KAYE SCHOLER LLP



05006453

New York, New York 10022-3598
212 836-8000
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www.kayescholer.com

March 10, 2005


RECD S.E.C.
MAR 1 1 2005
1086

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

SUPPL

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's March 10, 2005 press release discussing the Company's 2004 fiscal year financial results.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

cc: Mr. Laurent Carozzi
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

Press Release

LAGARDERE



29% GROWTH IN LAGARDERE SCA CONSOLIDATED OPERATING INCOME TO €865M

10.3% GROWTH IN LAGARDERE MEDIA OPERATING INCOME
(EXCL. EDITIS & HODDER HEADLINE)

CONSOLIDATED NET INCOME: €382M, UP 14.4%

At its meeting on March 10, 2005, the Supervisory Board reviewed the consolidated financial statements of **Lagardère SCA** for the year ended December 31, 2004, as presented by Arnaud Lagardère, General Partner, Philippe Camus and Pierre Leroy, co-Managing Partners.

Highlights:

- Lagardère Media net sales up 8.2% at €8,594m (up 3.3% like-for-like)
- Lagardère Media operating income up 20.9% at €516m (up 10.3% excluding Editis and Hodder Headline)
- Net cash flow from operations excluding EADS increased (despite a very tough comparative) to €540m, vs. €524m in 2003
- Further progress on debt reduction: net bank debt (excluding EADS and T-Online) of €1,652m, vs. €1,901m at end 2003
- Proposed dividend of €1 per share to be paid out of 2004 profits vs. €0.90 paid out of 2003 profits
- Proposed one-off extra dividend of €2, passing on to shareholders some of the gains arising on the sale of T-Online shares

CONSOLIDATED NET SALES

LAGARDERE SCA recorded a 7.5% increase in consolidated net sales, to €13,389m (vs. €12,454m in 2003).

- **3.3% like-for-like growth in Lagardère Media net sales**

  Net sales at **Lagardère Media** were up 3.3% like-for-like, at €8,594.3m. All business segments reported growth. The "Books" division achieved record growth, with proforma sales up 6.4%. Hachette Livre was also boosted in 2004 by the consolidation of the retained activities of Editis over 12 months (impact €341.6m) and of Hodder Headline over the final quarter (impact €61.1m). The "Press" division reported 1.7% like-for-like growth, compared with 1.1% in 2003. Hachette Distribution Services was up 2% like-for-like, with the impact of growth in Europe (other than France) mitigated by flat trading in France and the United States. Lagardere Active also had a record year, with like-for-like sales growth of 12.8%.

- **EADS contribution to consolidated net sales up 6.3% at €4,795.1m**

  All divisions contributed to growth. Airbus was lifted by a rise in aircraft deliveries (320 in 2004, vs. 305 in 2003), confirming the marked recovery in the aeronautics cycle. In all other divisions, growth was driven by military programs, in particular the A400M transport aircraft, the Tigre and NH90 helicopters, missiles and the Paradigm satellite communication contract.

CONSOLIDATED OPERATING INCOME

- **Lagardère Media (excl. Editis & Hodder Headline) operating income up 10.3%**

  Lagardère Media made an operating income contribution of €516m, up 20.9%. Stripping out the impact of the consolidation of Editis and Hodder Headline, operating income rose by 10.3% relative to 2003. Operating margin for Lagardère Media (including the retained assets of Editis, and Hodder Headline) increased from 5.4% in 2003 to 6.0% in 2004.

  The "Books" business turned in another very fine performance this year in virtually all types of publishing. Education Publishing increased its share of a contracting market. General Literature and Part-Works were the main drivers of growth in France. The highlight of the year in General Literature was the runaway success of "The Da Vinci Code", which sold over 1.3 million copies; seven other titles sold more than 100,000 copies each. The UK and Spanish operations also reported substantial growth. The retained assets of Editis contributed €41m, in line with expectations. The contribution from Hodder Headline was marginal, reflecting the highly seasonal sales pattern together with integration costs. Overall, operating margin reached 12.1% (vs. 11.1% in 2003), allowing the division to hit its medium-term target three years ahead of schedule.

Lagardere Active continues to show rapid improvements, with operating income reaching a new high of €49m, against €27m in 2003. Operating margin was up sharply, from 4.7% in 2003 to 7.2% in 2004. A boom in radio and TV advertising enhanced the impact of restructuring at the Group's theme channels. Investments at Lagardere Active Broadband (digital activities other than "Radio" and "TV") pared €4m off operating income.

Hachette Distribution Services posted operating income of €98.3m, up 6.7%. Growth was shared between France, where Virgin continued its recovery, and the rest of Europe, with a particularly strong performance in Spain. Germany and Poland also had a good year. Belgium and Aelia again saw a decline in the year. The United States, and especially Curtis,. contributed to the rise in operating income.

Hachette Filipacchi Médias posted operating income of €196m, 2.3% down on 2003. After stripping out the negative US dollar effect (9% fall against the euro during 2004), operating income would have been stable. New launches were a drag on operating performance in 2004. Tough competition, especially in Italy but also in France, plus a weak recovery in advertising spend in Europe (apart from Spain and the UK), also depressed operating performance. On the plus side, operations in the United States and emerging markets (Russia, China) performed well throughout the year. As forecast at the time of our interim results announcement, operating income rose in the second half (by 3.7%), marking the start of the uptrend in operating income at Hachette Filipacchi Médias.

- **Significant improvement in the EADS contribution to LAGARDERE SCA consolidated operating income, to €361m (vs. €232m in 2003)**

  Operating income growth at EADS was driven by Airbus, which is benefiting from the first signs of recovery in commercial aviation, and the Space division, which returned to profit.

Overall, LAGARDERE SCA posed consolidated operating income of €865m (vs. €671m in 2003).

FINANCIAL INCOME/EXPENSE

Net financial expense amounted to €7m, against net financial income of €42m in 2003.
Excluding the contribution from EADS and movements in provisions for impairment of the shares in T-Online (reversals of €104m in 2004 and of €121m in 2003), net financial expense was virtually unchanged at €60m (vs. €59m in 2003).

NON-RECURRING ITEMS

Non-recurring items showed a net charge of €100m, of which €22m was attributable to EADS. The rest mainly comprised charges to provisions for impairment of intangibles (€65m) relating to Rusconi (Italian magazines business, €40m) and various assets held by Lagardere Active (€12m) and Hachette Filipacchi Médias (photo agencies, Zurban).

INCOME TAXES

For the group as a whole, income taxes totaled €258m (including €107m attributable to EADS). The increase in the income tax charge mainly reflects the improvement in profits over the year.

GOODWILL AMORTIZATION: no significant change.

INCOME FROM EQUITY ASSOCIATES

Income from equity associates came to €53m, compared with €49m in 2003.
This reflects a further improvement in the contribution from *Canal*Satellite (€39m, vs. €27m in 2003), and a lower charge to provisions for impairment of the investment in multiThématiques (charge of €13m in 2004, against a charge of €36m in 2003).

MINORITY INTERESTS in net income amounted to €48m, including €25m attributable to EADS.

Overall, **consolidated net income group share rose by 14.4% to €382m**.
LAGARDERE (excluding EADS) net income group share was €256m, 2.6% lower than in 2003. This was mainly due to the €40m gain on disposal of Renault shares recorded in 2003.

	2004			2003		
IN MILLIONS OF EUROS	LAGARDERE GROUP EXCL. EADS	EADS	LAGARDERE GROUP TOTAL	LAGARDERE GROUP EXCL. EADS	EADS	LAGARDERE GROUP TOTAL
Net sales	**8,594**	**4,795**	**13,389**	**7,944**	**4,510**	**12,454**
Operating income	**504**	**361**	**865**	**439**	**232**	**671**
Financial income/(expense)	**44**	**(51)**	**(7)**	**62**	**(20)**	**42**
Operating income after interest	**548**	**310**	**858**	**501**	**212**	**713**
Non-recurring items	**(78)**	**(22)**	**(100)**	**(30)**	**(49)**	**(79)**
Preferred remuneration (net)	(1)	-	(1)	(8)	-	(8)
Income taxes	(151)	(107)	(258)	(121)	(72)	(193)
Goodwill amortization (fully-consolidated entities)	(79)	(43)	(122)	(79)	(45)	(124)
Net income before equity associates & minority interests	**239**	**138**	**377**	**263**	**46**	**309**
Income from equity associates	40	13	53	11	38	49
Minority interests	(23)	(25)	(48)	(11)	(13)	(24)
Net income group share	**256**	**126**	**382**	**263**	**71**	**334**

	2004	2003
Net income group share excluding *EADS*	**256**	**263**
Gain on disposal of *Renault* shares		(40)
Reversal of provision for *T-Online* shares, net of tax	(88)	(97)
Adjusted net income GS excluding *EADS*	168	126
Write-down of intangibles	78	89
Adjusted net income group share excluding *EADS* (before write-down of intangibles)	**246**	**215**

DEBT REDUCTION

At December 31, 2004, net bank debt amounted to €386m, a significant improvement on the figure at end December 2003 (€882m).
Excluding EADS, perpetual subordinated notes and T-Online, net debt was €1,652m, compared with €1,901m at end 2003.

NET CASH FLOW FROM OPERATIONS

In the year ended December 31, 2004, net cash generated by operating and investing activities (operating cash flow less cash used in investing activities) for **LAGARDERE excluding EADS** was €454m, compared with €506m in 2003. Trends in cash flows are described below:

Operating cash flow before changes in working capital (excluding EADS) rose by 25% to €550m.

The variation of working capital had a negative €10m impact on cash flow from operations, reflecting increased consumption of working capital at Lagardere Active and higher sales at Hachette Livre.
In addition, the 2003 figure was positively impacted by a securitization transaction at Hachette Filipacchi Médias.

Acquisitions of property, plant & equipment and intangibles (excluding EADS) rose significantly, from €208m in 2003 to €353m in 2004. This was mainly due to the purchase by the "Press" division of its head office building (€63m), a substantial increase in investments in TV production at Lagardere Active, and the first-time consolidation of the retained assets of Editis and Hodder Headline.

Acquisitions of long-term financial investments (excluding EADS) were up from €62m to €456m, reflecting:

- substantial financial investments, especially Press and Radio acquisitions in Russia, and the consolidation of Newslink (HDS) and Psychologies Magazine (HFM).
- the acquisition of Hodder Headline.

Asset disposals, which in 2003 included the sale of Renault shares (€138m), were positively impacted in 2004 by the sale of Editis assets (€667m).

DIVIDEND

The Managing Partners will ask the General Meeting of the shareholders to approve distribution of a dividend of €1 per share, compared with the €0.90 dividend paid out of 2003 profits. This proposed dividend reflects the robust financial position of **LAGARDERE SCA**, and its confidence in its ability to deliver in terms of future performance.
The Managing Partners will also ask the General Meeting of the shareholders to approve distribution of a one-off extra dividend of €2, reflecting the group's determination to pass on to shareholders some of the gains arising on the sale of T-Online shares early in 2005.
Finally, the Managing Partners will ask the General Meeting of the shareholders to set the payment date of the €1 dividend at May 19, 2005, and the payment date of the €2 one-off extra dividend for the start of July 2005.

Paris, March 10, 2005

The LAGARDERE Group is a market leader in the media sector (books, press, audiovisual, and distribution/retailing of cultural products). The Group also has interests in the high technology sector via a 15.097% equity stake in EADS.
The Group posted revenues of €13,389m in 2004, and employs 47,300 people in over 40 countries.
The LAGARDERE Group is listed on the Premier Marché of the Paris Bourse.

Press contacts

Thierry Funck-Brentano — tel. +33 (0)1 40 69 16 34
e-mail: tfb@lagardere.fr

Arnaud Molinié — tel. +33 (0)1 40 69 16 72
e-mail: amolinie@lagardere.fr

Investor Relations contact

Laurent Carozzi — tel. +33 (0)1 40 69 18 02
e-mail: lcarozzi@lagardere.fr